Exhibit 99.18

Collective Mining Begins Mobilizing a Fourth Drill Rig to Test Six New

High-Grade Porphyry Targets Within a 400 Metre Radius of the Apollo System

●	Exploration fieldwork has identified six well mineralized and outcropping porphyry and related style targets within a 400 metre radius of the Apollo system with assay results for soil and rock samples as follows:

o	Gold values up to 8.29 g/t (range of 0.18 g/t to 8.29 g/t);

o	Silver values up to 346 g/t (range of 0.2 g/t to 346 g/t); and

o	Copper Values of up to 0.14% Copper (range of 31 ppm – 1,410 ppm Cu).

●	Surface mapping at all six targets has outlined the same style of porphyry mineralization as the Apollo system, namely altered porphyry with vein stockwork, inter-mineral breccia with oxide followed by sulphides in the matrix and overprinting late-stage porphyry veins (“CBM Veins”).

●	Although the amount of rock and soil exposure in the sampling radius covering each of the six target areas is limited due to vegetation, historical landslides and volcanic ash cover, the scale of the areas and tenor of the assay results are similar to the original outcrop of the Apollo system. The Company estimates that there is no more than 5% rock exposure anywhere at the Guayabales project.

●	For comparison, the outcrop of the Apollo porphyry system prior to drilling only measured 10 metres in diameter. Subsequent drilling has outlined a porphyry system that to date measures 150 metres by 130 metres at surface, which then expands in dimensions quickly at depth to up to 500 metres wide and remains open.

●	Surface sampling was carried out in oxidized material and if the oxidation zone shares similar characteristics to the Apollo system, the copper and silver grades have been reduced by leaching. Recent drill results from Pad 6 and Pad 7 at Apollo corroborates this assertion.

●	A fourth drill rig is being mobilized to the project and is expected to initiate testing of the six new targets in late Q2, 2023.

●	Six additional holes have been completed at the Apollo system with assay results expected in the near term. APC-41, APC-42 and APC-45 are shorter holes designed to test the contact zones between the inter-mineral breccia and porphyry host rock in search of higher-grade sub zones. APC-44 and APC 46 are longer holes (up to 425 metres in mineralization) drilled from Pad 6 as part of a fan pattern to assess the shallow mineralization in this area and APC-47 is an exploratory hole drilled to the east from Pad 4 to test for mineralization beginning from below surface.

Ari Sussman, Executive Chairman commented: “The discovery of these new mineralized porphyry outcrops around Apollo are both exciting and significant for the Company. The original discovery outcrop of Apollo only covered a 10 metre radius and subsequent drilling has demonstrated that Apollo has the morphology of an inverted carrot with limited surface expression. This fact puts these new targets into perspective and highlights that the Apollo area is highly prospective for further exploration. We only found these new outcrops because of various recently excavated tracks emplaced to service and supply the drilling pads. I am looking forward to new drill rigs turning at these targets in the near term.”

Toronto, Ontario, April 18, 2023 - Collective Mining Ltd. (TSXV: CNL, OTCQX: CNLMF) (“Collective” or the “Company”) is pleased to announce exploration results from six newly generate porphyry and related style targets located within the Apollo target area at the Guayabales project located in Caldas, Colombia. The Apollo porphyry system is a high-grade, bulk tonnage copper-silver-gold system, which owes its excellent metal endowment to an older copper-silver and gold porphyry system being overprinted by younger precious metal rich, carbonate base metal vein systems (intermediate sulphidation porphyry veins) within a magmatic, hydrothermal inter-mineral breccia body currently measuring 395 metres x 385 metres x 915 metres and open for expansion.

Details (See Table 1 and Figures 1-3)

Exploration fieldwork has identified six target areas with outcropping porphyry style mineralization which are located within a 400 metre radius of the Apollo porphyry system. These new targets were generated by geological mapping, soil sampling and most importantly the emplacement of new tracks to enable supplies and equipment to be transported to the current drill pads in the area. Two key characteristics pertinent to understanding the potential impact of the targets and their associated metal values in rock and soil are as follows:

A.	Collectively, the targets consist of all the same mineralization styles observed in the Apollo system, namely early-stage porphyry style with various porphyry veinlets, inter-mineral breccia, and late stage CBM veins which host higher values of gold and silver. The copper values range between 31 ppm and 1,410 ppm and reflect leaching of copper and silver due to surface oxidation. The leaching of copper in oxides at Apollo has been observed in all oxidized material drilled from Pad 6 and Pad 7. Copper values near surface in these drill holes display very similar grades to those observed in the six outcrops outlined in this release. Gold values range from 0.18 g/t to 8.29 g/t and silver values from 0.2 g/t to 346 g/t with variation in both cases related to the mineralization styles encountered.

B.	Cognizance must be taken of the surface area and 3D morphology of the Apollo porphyry system when assessing these new porphyry outcrops. The original Apollo discovery outcrop was only 10 metres in diameter and was the only exposure identified prior to the drilling of discovery hole APC-1. The discovery outcrop had gold, silver, and copper values in the ranges of 0.07 to 4.1 g/t gold, 1.9 to 29 g/t silver and 377 to 1,023 ppm copper. After the erection of multiple drill pads, another two outcrop areas were located at Apollo following the construction of various tracks which were emplaced to service the various drill rigs with equipment and supplies. There is only approximately 5% outcrop exposure at the Guayabales project due to the dense vegetation and the covering of primary rock surfaces by historic landslide fill and young volcanic ash. Furthermore, drilling at the Apollo deposit has demonstrated that the surface expression is relatively small with a maximum known diameter at present of 150 metres whereas at depth this expands quickly to a known diameter of up to 500 metres. The deposit is still open in all directions.

The following brief descriptions and data are summarized for each outcrop target:

Target 1:

This target is located 200 metres west of the Apollo outcrop area. This outcrop has dimensions of 20 metres by 3 metres and hosts early-stage porphyry mineralization as well as clast supported crackle breccia with an iron oxide matrix cement of 3% to 5% in volume. Drusy quartz veining is superimposed on the breccia. Pervasive and strong sericite alteration overprints the rock exposures. Gold grades range from 1.13 g/t to 0.34 g/t with silver ranging from 0.2 g/t to 6.6 g/t and copper in the range of 90 ppm to 224 ppm.

Target 2:

This target is located 300 metres northeast of the Apollo system, has outcrop dimensions of 120 metres by 60 metres and contains a couple of historical and shallow artisanal mines. Geological mapping has identified altered porphyry hosting angular breccia with quartz diorite clasts. The matrix of the breccia has total sulphides of up to 5% which is predominantly pyrite with some chalcopyrite. CBM veinlets overprint the breccia and trend NW and EW. Alteration is strong and defined by sericite and chlorite. Gold values range from 8.29 g/t to 1.51 g/t, silver from 10 g/t to 346 g/t and copper from 72 ppm to 362 ppm.

Target 3:

Target 3 is located 300 metres east-northeast of the Apollo system and has outcrop dimensions of 15 metres by 3 metres. The outcrop area hosts angular breccia with quartz diorite clasts with an iron oxide cement (1%-2%) after sulphides. Strong Sericite-chlorite alteration is observed. The target has subsequently been expanded to 75 metres by 170 metres by anomalous gold in soil values. Rock samples range from 0.18 g/t to 0.63 g/t gold, silver ranges from 2 g/t to 68 g/t and copper from 43 ppm to 277 ppm.

Target 4:

This target is located 250 metres east of the Apollo system with dimensions measuring 20 metres x 4 metres and host crackle breccia of diorite composition and altered porphyry rocks. Breccia cement hosts 2%-3% iron oxide after sulphide while both the porphyry and breccia units are overprinted by CBM veinlets. Strong sericite alteration is observed in the outcrop. The target has been expanded to 150 metres by 100 metres by anomalous gold in soil values. Rock samples range from 0.90 to 4.31 g/t gold, 1 g/t to 56 g/t silver and copper ranges from 125 ppm to 323 ppm.

Target 5:

This target area is located 100 metres due east of the Apollo system and has dimensions measuring 15 metres by 10 metres. Geology observed includes altered porphyry, angular breccia and late stage CBM veinlets. The breccia matrix hosts 3%-5% iron oxides after sulphide with strong sericitic alteration. Anomalous soil sample results for gold have expanded the target area to 200 metres by 100 metres. Rock samples range from 0.56 g/t to 5.59 g/t gold, 6 g/t to 70 g/t silver and copper ranges from 477 ppm to 833 ppm.

Target 6:

This target area is located 400 metres due southeast of the Apollo system and outcrops over a 30 metre diameter area. The outcrop hosts angular, polymictic, clast supported breccia (diorite and quartz diorite) and altered porphyry with quartz veinlets. The matrix cement hosts visible sulphides of 3%-5% and consists of chalcopyrite, sphalerite, galena and pyrite. Rock samples range from 0.39 g/t to 1.07 g/t gold, 6 g/t to 20 g/t silver and copper ranges from 32 ppm to 1,410 ppm.

Update on Apollo Drilling Progress

The Phase II drilling program of 2023 is advancing on schedule with thirteen holes completed and a further six holes in the lab awaiting assay results. Since the discovery of the Apollo porphyry system was announced in June 2022, a total of 44 drill holes (approximately 18,978 metres) have been completed and assayed.

Six additional holes have been completed from the three current drill pads with assay results expected in the near term. APC-44 and APC-46 are long holes drilled in westerly direction with continuous visual mineralization of up to 425 metres. APC-41, APC-42 and APC-45 are shorter holes designed to test the contact zones between breccia and porphyry in potentially higher-grade areas. APC-47 is an exploratory hole drilled to the east from Pad 4. Assay results are expected in the near term.

The Company presently has three diamond drill rigs operating at the Apollo project and additional assay results are expected in the near term.

The Apollo target area, as defined to date by surface mapping, rock sampling and copper and molybdenum soil geochemistry, covers a 1,000 metres X 1,200 metres area, and represents a large and unusually high-grade Cu-Ag-Au porphyry system. Mineralization styles include early-stage porphyry veins, inter-mineral breccia mineralization and multiple zones of porphyry related late stage, sheeted, carbonate-base metal veins with high gold and silver grades. The Apollo target area is still expanding as the Company’s geologists have found multiple additional outcrop areas with porphyry veining, breccia, and late stage, sheeted, carbonate base metal veins.

Table 1: Assay Results for Sampling Undertaken on Targets 1 to 6 in the Apollo Target Area

Target #	Sample Type	Au (g/t)	Ag (g/t)	Cu (ppm)
Target 1	Rock	0.43	0.2	90.1
Target 1	Rock	0.34	0.2	104.8
Target 1	Rock	0.88	1.8	154.0
Target 1	Rock	0.91	0.6	121.1
Target 1	Rock	1.13	6.6	224.3
Target 2	Rock	1.51	10.3	71.8
Target 2	Rock	7.06	46.6	146.0
Target 2	Rock	4.10	78.0	254.0
Target 2	Rock	4.55	19.8	309.0
Target 2	Rock	8.29	345.6	424.5
Target 2	Rock	6.55	217.2	362.0
Target 3	Rock	0.18	3.4	155.9
Target 3	Soil	0.43	67.7	43.0
Target 3	Soil	0.63	2.2	277.0
Target 4	Rock	2.97	35.6	322.9
Target 4	Soil	0.90	1.3	131.1
Target 4	Soil	2.88	56.0	198.2
Target 4	Soil	4.31	1.2	124.6
Target 4	Rock	1.28	27.9	186.5
Target 5	Rock	5.59	57.5	833.1
Target 5	Rock	2.70	69.7	539.6
Target 5	Rock	2.41	32.7	507.7
Target 5	Soil	0.56	5.6	477.0
Target 6	Rock	0.60	19.8	1410.0
Target 6	Rock	0.39	15.8	217.3
Target 6	Rock	0.95	16.4	41.9
Target 6	Rock	0.65	6.0	31.5
Target 6	Rock	1.07	13.1	132.3

Note: The values on the table correspond to rock chip and soil samples and should not be relied upon as being representative of average grades anticipated in any future resource estimate or mining scenario. Sample grades are uncapped and do not represent true width of the mineralization.

Rock and Soil samples have been prepared and analyzed at SGS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Figure 1: Location and Assay Results of Rock and Soil Samples Taken From the Six Newly Generated Porphyry and Related Style Targets Surrounding the Apollo System

Figure 2: Plan View of the Guayabales Project Highlighting the Apollo Target Area

Figure 3: Angular and Crackle Breccia in Target 6

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is a copper, silver, and gold exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo target, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold Apollo porphyry system. The Company’s near-term objective is to drill the shallow portion of the porphyry system while continuing to expansion the overall dimensions of the system, which remains open in all directions.

Management, insiders and close family and friends own nearly 45% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSXV under the trading symbol “CNL” and on the OTCQX under the trading symbol “CNLMF”.

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 (“NI 43-101”) and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils and core samples have been prepared and analyzed at SGS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski) and Collective Mining (@CollectiveMini1) on Twitter.

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains certain forward-looking statements, including, but not limited to, statements about the drill programs, including timing of results, and Collective’s future and intentions. Wherever possible, words such as “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict” or “potential” or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties, and assumptions. Many factors could cause actual results, performance, or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this news release are based upon what management believes to be reasonable assumptions, Collective cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this news release, and Collective assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this news release.